United States securities and exchange commission logo





                              September 3, 2020

       Brian S. John
       Chief Executive Officer
       Jupiter Wellness, Inc.
       725 N. Hwy A1A, Suite C-106
       Jupiter, FL 33477

                                                        Re: Jupiter Wellness,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 25,
2020
                                                            File No. 333-239229

       Dear Mr. John:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed August 25,
2020

       Management's Discussion and Analysis of Financial Condition and Results of Operation
       Results of Operations, For the three and six months ended June 30, 2020, Revenues, page 36

   1. We reference the changes made in response to comment two in our letter dated August 24,
                                                        2020. While we note
that 41% of the increase in revenue for the six months ended June
                                                        30, 2020 was
attributable to Magical Beasts, please revise to also discuss the other product lines that attributed
to the remainder of the increase. For example, please quantify the impact on revenue of
the sunscreen spray product line as well as any contribution to revenue from
non-recurring sources such as masks, gloves and hand sanitizer, as noted on page 32.
 Brian S. John
FirstName  LastNameBrian  S. John
Jupiter Wellness, Inc.
Comapany 3,
September  NameJupiter
              2020      Wellness, Inc.
September
Page  2    3, 2020 Page 2
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Arthur S. Marcus, Esq.